



SECURITI ... ION

SEC Mail Processing Section
FEB 27 2012
Washington, D
125

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

SEC FILE NUMBER
8-38086

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Traderfield Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 Lafayette Street, Suite 503
                                    (No. and Street)

New York   NY   10013
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Y. Lee - President   (212) 966-9550
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
                        (Name - if individual, state last, first, middle name)

250 West 57TH Street,   Suite 1632   New York   New York   10107
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Patrick Y. Lee, President</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Traderfield Securities Inc, (Company)</u>, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2015

_____
Patrick Y. Lee, President

Sworn and subscribed to before me this ___ day of _____ Feb _____, 20 1 2

This report contains (check all applicable boxes):   **Page**

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Capital.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9 - 10
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 – 12



VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Traderfield Securities Inc

We have audited the accompanying balance sheet of Traderfield Securities Inc, as of December 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities Inc at December 31, 2011, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 20, 2012

TRADERFIELD SECURITIES INC
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 215,608
Receivable from clearing firm	23,221
Good faith account	50,171
Prepaid expense	14,644
Total Assets	$ 303,644

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 2,927
Commission payable	19,028
Total Liabilities	21,955

Contingencies

Stockholder's Equity:
  Common stock, no par value, 200 shares authorized,

100 shares issued	100,000
Retained earnings	181,689
Total Stockholder's Equity	281,689
Total Liabilities and Stockholder's Equity	$ 303,644

TRADERFIELD SECURITIES INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions	$	491,470
Rebate and service income		143,802
Interest and dividend income		808
Gain on error account		1,492
Other income		12,791
Total Revenue		650,363
Costs and Expenses:		
Salaries & wages		201,384
Clearing costs		72,062
Commission to other brokers		130,098
Rents		89,185
Officer's compensation		27,000
Insurance		43,002
Payroll taxes		19,453
Office supplies and expenses		19,408
Telephone and Internet		6,612
Travel and automobile		6,352
Regulatory fees		2,296
Professional fees		2,600
Meals and entertainment		2,534
Utilities		3,638
SIPC		1,434
Computer and Internet Expenses		16,120
Total Costs and Expenses		643,178
Net Income	$	7,185

TRADERFIELD SECURITIES INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:		
Net Income	$	7,185
Adjustment to reconcile net income to		
net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from clearing broker		7,361
(Increase) in good faith account		(11)
(Increase) in prepaid expense		(6,698)
Increase in accounts payable and accrued expenses		250
(Decrease) in commission payable		(2,483)
Net Cash Provided by Operating Activities		5,605
Cash Flows from Investing Activities:		-
Cash Flows from Financing Activities:		-
Net (Decrease) In Cash		5,605
Cash, January 1, 2011		210,003
Cash, December 31, 2011	$	215,608

TRADERFIELD SECURITIES INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Retained earnings	Total Stockholder's Equity
Balance, January 1, 2011	$ 100,000	$ 174,504	$ 274,504
Net Income	-	7,185	7,185
Balance, December 31, 2011	$ 100,000	$ 181,689	$ 281,689

1. **ORGANIZATION AND NATURE OF BUSINESS**

Traderfield Securities Inc (the "Company") is a New York corporation organized on June 6, 1987. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has adopted December 31 as its year end

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including aging and riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Revenues

The Company's financial statements are prepared using the accrual method of accounting.

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Penson Financial Services, Inc for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2011.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2011, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $267,045 which was $217,045 in excess of the amount required.

4. **RENT**

The Company leases office space from a company under common control under a lease which expires December 31, 2012. The Company paid $72,000 in 2011. The Company is also responsible to pay condo maintenance fee of $7,594 and property tax of $9,591 in 2011.

5. **INCOME TAXES**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

6. **CONTINGENCIES**

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

TRADERFIELD SECURITIES INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL:
Total stockholder's equity

$ 281,689

Deductions and/or charges:
Non-allowable assets:
Prepaid expense

(14,644)

Net capital before haircuts on securities positions

267,045

Haircuts on securities positions

-

Undue concentration

-

Net Capital

$ 267,045

AGGREGATE INDEBTEDNESS:
Items included in the statement of financial condition:
Accounts payable and accrued expenses

$ 21,955

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Minimum net capital required (6-2/3% of aggregate indebtedness)

$ 1,464

Minimum net capital required

$ 50,000

Excess net capital

$ 217,045

Net capital less greater of 10% of total AI or 120% of min. net capital

$ 207,045

Percentage of aggregate indebtedness to net capital is

8%

The above computation agrees with the December 31, 2011 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.99.PCAOB (72262)	www.getcpa.com


**Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**


To the Shareholders and Board of Directors of
Traderfield Securities Inc
109 Lafayette Street
Suite 503
New York, NY 10013

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Traderfield Securities Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Traderfield Securities Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Traderfield Securities Inc's management is responsible for the Traderfield Securities Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and


**Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants**

9


5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 20, 2012

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

10

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Payment Form
For the first half of the fiscal year ending 12/31/2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 038088   FINRA   DEC
> TRADERFIELD SECURITIES INC   6*6
> 109 LAFAYETTE ST RM 503
> NEW YORK NY 10013-4143

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.   General assessment payment for the first half of the fiscal year
    (item 2e from page 2) — $ **817.-**

    1. Less prior year overpayment applied as reflected on SIPC-7 if applicable — (**-0-**)

    2. Assessment balance due — **817.-**

B.   Interest computed on late payment (see instruction E) for _____ days at 20% per annum — **-0-**

C.   Total assessment and interest due — $ **817.-**

D.   PAID WITH THIS FORM:
    Check enclosed, payable to SIPC
    Total (must be same as C above) — $ **817.-**

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the **19** day of **July**, 20**11**

TRADERFIELD SEC. INC

(signature)
President

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Check # 2966

SIPC REVIEWER

Dates: _____
Postmarked _____   Received _____   Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 368,119

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

        Total additions   —0—

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.   _____

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   40,996

   (4) Reimbursements for postage in connection with proxy solicitation   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____   _____

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $_____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $_____

       Enter the greater of line (i) or (ii)

       Total deductions   40,996

2d. SIPC Net Operating Revenues $ 327,123

2e. General Assessment @ .0025 $ 817.—

                                  (to page 1, line 2.A.)

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SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended ___/2/3/___, 20 _1 1_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
038086   FINRA   DEC
TRADERFIELD SECURITIES INC    7*7
109 LAFAYETTE ST RM 503
NEW YORK NY 10013-4143
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _1434.-_

B. Less payment made with SIPC-6 filed (exclude interest)   (_817.-_

   _7/19/2011_
   Date Paid

C. Less prior overpayment applied   (_-0-_

D. Assessment balance due or (overpayment)   _617_

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _-0-_

F. Total assessment balance and interest due (or overpayment carried forward) $ _617_

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _617.-_

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRADERFIELD SEC, INC.
(Name of Corporation, Partnership or other organization)

R.L.Q.Lee
(Authorized Signature)

Dated the _30_ day of _January_, 20 _12_.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked Received Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___1/1___ , 20 _11_
and ending ___12/31___ , 20 _11_

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ __645,555__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

__- 0 -__

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

__71 700__

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

__- 0 -__

        Total deductions

__71 700__

2d. SIPC Net Operating Revenues

$ __573 855__

2e. General Assessment @ .0025

$ __1434.__

(to page 1, line 2.A.)

2

TRADERFIELD SECURITIES INC
109 LAFAYETTE STREET, SUITE 503
NEW YORK, NY 10013

3056

1-32/210 NY
180

DATE 1-27-2012

PAY TO THE ORDER OF SIPC

$ 617 00

$617.00

DOLLARS

Bank of America

ACH R/T 021000322

FOR 12/2011, Gen. Assessment

⑈003056⑈ ⑈021000322⑈ 009421098553⑈



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.99.PCAOB (72262)	www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Traderfield Securities Inc

In planning and performing our audit of the financial statements of Traderfield Securities Inc. (Company) as of and for the year ended December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered their internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Such internal control includes policies and procedures that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Company's internal control over financial reporting and its operation, including controls for safeguarding securities that we consider to be a material weakness as defined above as of December 31, 2011.

This report is intended solely for the information and use of management of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 20, 2012